

August 17, 2011

Via E-mail
Mr. Robert J. Krist
Chief Financial Officer
Endologix, Inc.
11 Studebaker
Irvine, CA 92618

      Re: Endologix, Inc.
              Form 10-K for the year ended December 31, 2010
              Filed March 16, 2011
              Form 10-Q for the quarterly period ended June 30, 2011
              Filed August 3, 2011
              File No. 000-28440

Dear Mr. Krist:

We have reviewed your response dated August 2, 2011 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2011

Note 9. Commitments and Contingencies, page 13

1.   We refer to your disclosure regarding the Cook and Bard litigation indicating "it is not possible to estimate with reasonable accuracy" the loss contingencies related to these matters. FASB ASC 450-20-50 does not require reasonably

possible losses to be estimated with accuracy. In that regard, please tell us how your disclosure complies with FASB ASC 450.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Comparison of the Three Months Ended June 30, 2011 and 2010 - Revenue, page 16

2.   We see you early terminated your contract with LeMaitre, your primary European distributor. Please tell us the amount and percentage of revenue this distributor has contributed for each of the periods presented and if material, the impact this is expected to have on future operations.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief